October 2011 Pricing Sheet dated October 7, 2011 relating to Preliminary Terms No. 1,036 dated October 6, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Jump Securities Based on the Value of the S&P 500® Index due October 15, 2013

PRICING TERMS – OCTOBER 7, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$20,958,500
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	October 7, 2011
Original issue date:	October 13, 2011 (3 business days after the pricing date)
Maturity date:	October 15, 2013
Underlying index:	S&P 500® Index
Payment at maturity:
• If the final index value is greater than the initial index value,
$10 + the greater of (i) $10 × the index percent change and (ii) the upside payment
• If the final index value is less than or equal to the initial index value,
$10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity.

Upside payment:	$3.90 per security (39% of the stated principal amount)
Index percent change:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,155.46, the closing value of the underlying index on the pricing date.
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	October 9, 2013, subject to postponement for non-index business days or certain market disruption events
CUSIP:	61760T116
ISIN:	US61760T1161
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10	$0.225	$9.775
Total	$20,958,500	$471,566.25	$20,486,933.75
(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for Jump Securities.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,036 dated October 6, 2011
Prospectus Supplement for Jump Securities dated July 28, 2011
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.